June 25, 2009

VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Life Insurance Company
601 Congress Street
Boston, MA 02210-2805

Re: John Hancock Life Insurance Company (U.S.A)
        Separate Account A
        Initial Registration Statement on Form N-4
        File Nos. 333-159268 and 811-6584

        John Hancock Life Insurance Company of New York
        Separate Account H
        Initial Registration Statement on Form N-4
        File Nos. 333-159267 and 811-4311

Dear Mr. Loftus:

        The staff has reviewed the above-referenced joint registration statement which the Commission received on May 15, 2009. The registration statement received a full review. Based on this review, we have the following comments on the filing:

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please consider including additional prospectus disclosure describing the relationship between the guarantees under the contract (Lifetime Income Amount, Annuity Option and Death Benefit), and the claims paying ability of the company and its general account.

    c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

d. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

e. Please include numeric examples illustrating: (1) the impact of the withdrawal charge; (2) the calculation of the LIA; (2) the effect of a withdrawal prior to the 3rd-6th year anniversary on the LIA; (3) the effect of an unscheduled withdrawal after the 3rd-6th year anniversary on the LIA; (4) the calculation of annuity payments under the Lifetime Income Amount with Cash Refund annuity option; and (5) the payment of the Death Benefit.

2. <u>Unscheduled Withdrawals</u>, page 4

At the top of page 4, please change "original Lifetime Income Amount" to "previous Lifetime Income Amount."

3. <u>Fee Tables</u>, pages 6-7

a. It is unclear how the Expense Example numbers were calculated. Please advise or revise.

b. As the waiver described in footnote 3 to the portfolio's expense table does not extend at least a year beyond the date of the prospectus, please omit it from the table.

4. <u>Investment Management</u>, page 10

Please clarify that subject to any legal regulations, the applicable insurance company will effect a substitution of shares so that there will always be at least one variable option for investing under the contract.

5. <u>Withdrawals - General</u>, page 15

Please bold the statement that "[u]nless you instruct us otherwise, your application for the Contract will be treated as your written request to begin automatic payment of the Lifetime Income Amount on your [3rd - 6th] Contract Anniversary."

6. <u>Contract Provisions Applicable After the Maturity Date - General</u>, page 17

a. Please clarify whether a contract owner can select a Maturity Date that is later than the first day of the month following the 95th birthday of the oldest Annuitant.

b. Please supplementally advise why the company would object to a contract owner's request for a later Maturity Date.

c. With respect to your statement that "Maturity Dates which occur when the

Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences, (see "VII. Federal Tax Matters"), we are unable to find the applicable information in the cross-referenced section. Please advise or revise.

7. Notice of Maturity Date, page 17

Please clarify throughout that the term "Annuity Option" refers to the one annuity option offered under the contract and described under "Annuity Option offered in the Contract."

8. Annuity Option offered in the Contract, page 17

With respect to your statement that "[t]he annual amount of the annuity payments will equal the greater of the Lifetime Income Amount at the election of this option or the amount that would be provided by applying the Contract Value at the election of this option to a cash refund annuity," please disclose how the latter is calculated.

9. Charges and Deductions, pages 20-21

a. Please define "Annuity Commencement Date."

b. As required by Item 6(d) of Form N-4, please state that there are deductions from and expenses paid out of assets of the portfolio company that are described in the prospectus for that company.

10. Part C - Item 24. Exhibits 24(b)(8)(a)(i) and 24(b)(8)(a)(ii)

Please mark the exhibit index to indicate that portions of the exhibits 24(b)(8)(a)(i) and 24(b)(8)(a)(ii) have been omitted pursuant to a request for confidential treatment. See Division of Corporation Finance Staff Legal Bulletin No. 1 dated February 28, 1997.

11. Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products